

News Release

Standex

STANDEX INTERNATIONAL CORPORATION ● SALEM, NH 03079 ● TEL (603) 893-9701 ● FAX (603) 893-7324 ● WEB www.standex.com

Contact:
Thomas DeByle, CFO
(603) 893-9701
e-mail: InvestorRelations@Standex.com

FOR IMMEDIATE RELEASE

STANDEX REPORTS FIRST-QUARTER FISCAL 2014 FINANCIAL RESULTS

- Reports $0.79 in EPS from Continuing Ops in First Quarter, and $1.02 in Non-GAAP EPS from Continuing Ops

SALEM, NH – November 7, 2013 . . . . Standex International Corporation **(NYSE:SXI)** today reported financial results for the first quarter of fiscal year 2014 ended September 30, 2013.

First Quarter Fiscal 2014 Results from Continuing Operations

- Net sales were essentially flat as compared to the first quarter of fiscal 2013 at $183.6 million.

- Income from operations was $13.9 million compared with $17.6 million in the first quarter of fiscal 2013. Operating income for the first quarter of fiscal 2014 included $3.8 million in pre-tax restructuring charges and $0.1 million of non-recurring management transition expense. The first quarter of fiscal 2013 included, pre-tax, $0.2 million of restructuring charges and $1.5 million of acquisition-related costs. Excluding these items from both periods, the Company reported non-GAAP first-quarter fiscal 2014 operating income of $17.8 million, compared with $19.3 million in the year-earlier quarter.

- Net income from continuing operations was $10.1 million, or $0.79 per diluted share, including, after tax, $2.7 million in restructuring charges, $0.1 million of non-recurring management transition expense, and $0.2 million of non-recurring tax benefits. This compares with first-quarter 2013 net income from continuing operations of $11.9 million, or $0.93 per diluted share, which included, after tax, $0.2 million of restructuring charges and $1 million in acquisition-related costs. Excluding the aforementioned items from both periods, non-GAAP net income from continuing operations was $13.1 million, or $1.02 per diluted share, compared with $13.1 million, or $1.02 per diluted share, in the first quarter of fiscal 2013.

- EBITDA (earnings before interest, income taxes, depreciation and amortization) was $18.1 million, compared with $21.4 million in the first quarter of fiscal 2013. Excluding the previously mentioned items from both periods, EBITDA for the first quarter of fiscal 2014 was $22.1 million, compared with $23.1 million in the year-earlier quarter.

- Net working capital (defined as accounts receivable plus inventories less accounts payable) was $132.5 million at the end of the first quarter of fiscal 2014, compared with $131.2 million a year earlier. Working capital turns were 5.5 for the first quarter of fiscal 2014, compared with 5.6 turns for the year-earlier quarter.

- The Company closed the quarter with net debt of $4.0 million, compared with net cash of $1.0 million at June 30, 2013.

A reconciliation of net income, earnings per share and net income from continuing operations from reported GAAP amounts to non-GAAP amounts is included later in this release.

Management Comments

“Standex’s sales for the first quarter were flat and margins were lower, year-over-year, due to disappointing performance in our Food Service business,” said President and CEO Roger Fix. “At the same time, our strategy for the overall business is working well, and our other four businesses delivered solid first-quarter growth on both the top and bottom lines. The decline in profitability this quarter reflected some items unique to the quarter in our Food Service Equipment Group that we have substantially put behind us. Food service market conditions remain soft; therefore we are continuing to take costs out of the

business. We also are introducing new products that position us to be more successful in expanding our addressable market in the near term. As a result, we are making progress in driving both growth and profitability improvement not only in Food Service but across all of our businesses."

Segment Review

Food Service Equipment Group sales decreased 3.6% year-over-year, with operating income declining 34.1%.

"Our lower sales in Food Service reflected soft demand in several large chains, including quick serve restaurants, drug stores and convenience stores, as well as a difficult comparison with the first quarter of fiscal 2013, when we had a number of large product rollouts," said Fix. "The decrease in profitability was due to volume deleveraging of approximately $1 million from lower overall group revenues, as well as operational issues specific to the custom products business of $3.6 million. The issues at the custom products business revolved around unfavorable sales mix, machine downtime and an inventory write-down. We believe that the sources of the operational issues at the custom products business were limited to the first quarter and have been rectified.[1]"

"We are making good progress on our longer-term margin improvement initiatives in Food Service," said Fix. "The consolidation of our Cheyenne, Wyoming, Cooking Solutions facility is moving ahead on schedule. At the same time, our work on the new finished goods distribution center for Cooking Solutions in Dallas also remains on track. The Cheyenne consolidation is on track to be complete by fiscal year end. We expect to realize $4 million per year in annual savings and to benefit from about 75% of the savings rate in the first half of 2015 and from the full annualized run rate in the second half of that year.[1] The inventory and operational issues in our custom fabrication business have been largely resolved and as a result we expect margin improvement in Food Service through the rest of fiscal 2014.[1] In addition, we're making good progress on our strategy to drive revenue growth on both the refrigeration and cooking sides of the business by rolling out a number of exciting new products."

Engraving Group sales increased 7.2% year-over-year, and operating income grew 4.9%.

"Engraving reported improved top-line performance year-over-year for the first time since the second quarter of fiscal 2013, driven by double-digit growth in mold texturizing sales on a global basis," said Fix. "We did experience softness in our roll, plate and machinery businesses. Looking forward, we believe that our mold texturizing business is positioned for continued growth through the rest of fiscal 2014, not only in North America but in Europe and China as well.[1] In particular we saw the expected improvement in the North America mold texturizing bookings and backlog through the quarter."

Engineering Technologies Group sales increased 9.8% year-over-year, and operating income grew 23%.

"Our sales growth in Engineering Technologies this quarter was driven by strong product demand in all of our businesses other than the space flight sector, where shipments can vary significantly from quarter to quarter," Fix said. "The operating income increase reflected stronger shipments and the results of cost reductions and improved productivity. We had a solid quarter in the land-based turbine business, primarily due to increased sales to one of our large OEM customers. This was also a good quarter in aviation, where shipments of our single-piece lipskins for engine nacelles were up from the first quarter last year. Sales to the oil and gas market also were up substantially on a year-over-year basis in the first quarter, reflecting the project-driven nature of this part of the business, which is largely driven by the timing and funding of large offshore oil and gas production floating platforms."

Electronics Products Group sales were up 1.1% year-over-year, with operating income increasing 66.4%. Operating income in the first quarter last year included approximately $1.5 million of purchase accounting. Excluding this amount, first quarter fiscal 2014 Electronics Products Group operating income was up 13%.

"Our Electronics sales for the first quarter were negatively affected by softness in Europe," said Fix. "We are enthusiastic about a significant number of customer-specific new product platforms that will be launching beginning in the second quarter and continuing through the rest of fiscal 2014. These new product launches are for magnetic devices in the white goods, appliance end user markets and sensors for automotive applications in both the U.S. and in Europe. We are also pleased that we are beginning to see good traction on new product programs for sales into the domestic Chinese market. This is the result of previous investments we have made in adding sales and engineering resources in China to accelerate sales growth in this region. During the first quarter we began to see cost savings resulting from our fourth-quarter consolidation of the Standex Electronics facility in Tianjin, China, and the Meder Electronic sales office in Hong Kong into the Meder manufacturing facility located in Shanghai. We continue to expect to see the savings from facility consolidations as well as purchasing savings ramp up to approximately a $4 million annual run rate by the end of this fiscal year.[1]"

Hydraulics Products Group reported a 9.2% year-over-year sales increase, while operating income increased 20.9%.

"We are continuing to see good success as we work to penetrate the roll-off container truck refuse market," Fix said. "Although growth in roll-off shipments continued to be offset by softness in our traditional North American dump truck and dump trailer business, during the first quarter we began to see modest signs of improvement in that business as well. We completed the capacity expansion at our Tianjin, China facility during the first quarter as planned. This new capacity enables us to continue expanding our Hydraulics business with a lower cost structure. We already have a solid backlog in place for the China operation, which bodes well for sales in that business as fiscal 2014 progresses. At the same time, we are continuing to promote new rod cylinder and telescopic cylinder products manufactured in Tianjin for sale into our global end user markets."

Business Outlook

"We are working to deliver meaningful bottom-line improvement by enhancing our operational performance, margins and working capital management in Food Service and across the enterprise," said Fix. "We are working to drive organic revenue growth at the same time, by rolling out new products, as well as by expanding our end market coverage and geographic footprint," said Fix. "Our strong balance sheet positions us to continue to pursue a strategy for acquisition-driven growth as well. Highlighted by the Meder acquisition, we were successful in executing on this strategy in fiscal 2013, and we are encouraged by the status of our acquisition pipeline as we begin fiscal 2014. Despite continuing end-market challenges, we believe that Standex is well-positioned to leverage future sales growth into stronger profitability.[1]"

Conference Call Details

Standex will host a conference call for investors today, November 7, 2013 at 9:00 a.m. ET. On the call, Roger Fix, President and CEO, and Thomas DeByle, CFO, will review the Company's financial results and business and operating highlights. Investors interested in listening to the webcast should log on to the "Investor Relations" section of Standex's website, located at www.standex.com. The Company's slide show accompanying the webcast audio also can be accessed via its website. To listen to the playback, please dial (800) 585-8367 in the U.S. or (404) 537-3406 internationally; the passcode is 68124624. The replay also can be accessed in the "Investor Relations" section of the Company's website, located at www.standex.com.

Use of Non-GAAP Financial Measures

EBITDA, which is "Earnings Before Interest, Taxes, Depreciation and Amortization," non-GAAP income from operations, non-GAAP net income from continuing operations and free cash flow are non-GAAP financial measures and are intended to serve as a complement to results provided in accordance with accounting principles generally accepted in the United States. Standex believes that such information provides an additional measurement and consistent historical comparison of the Company's performance. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures is available in this news release.

About Standex

Standex International Corporation is a multi-industry manufacturer in five broad business segments: Food Service Equipment Group, Engineering Technologies Group, Engraving Group, Electronics Products Group, and Hydraulics Products Group with operations in the United States, Europe, Canada, Australia, Singapore, Mexico, Brazil, Argentina, Turkey, South Africa, India and China. For additional information, visit the Company's website at www.standex.com.

[1] ***Safe Harbor Language***

Statements in this news release include, or may be based upon, management's current expectations, estimates and/or projections about Standex's markets and industries. These statements are forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may materially differ from those indicated by such forward-looking statements as a result of certain risks, uncertainties and assumptions that are difficult to predict. Among the factors that could cause actual results to differ are the impact of implementation of government regulations and programs affecting our businesses, unforeseen legal judgments, fines or settlements, uncertainty in conditions in the financial and banking markets, general domestic and international economy including more specifically increases in raw material costs, the ability to substitute less expensive alternative raw materials, the heavy construction vehicle market, the ability to continue to successfully implement productivity improvements, increase market share, access new markets, introduce new products, enhance our presence in strategic channels, the successful expansion and automation of manufacturing capabilities and diversification efforts in emerging markets, the ability to continue to achieve cost savings through lean manufacturing, cost reduction activities, and low cost sourcing, effective completion of plant consolidations, successful completion and integration of acquisitions and the other factors discussed in the Annual Report of Standex on Form 10-K for the fiscal year ending June 30, 2013, which is on file with the Securities and Exchange Commission, and any subsequent periodic reports filed by the Company with the Securities and Exchange Commission. In addition, any forward-looking statements represent management's estimates only as of the day made and should not be relied upon as representing management's estimates as of any subsequent date. While the Company may elect to update forward-looking statements at some point in the future, the Company and management specifically disclaim any obligation to do so, even if management's estimates change.

Standex International Corporation

Consolidated Statement of Operations

	Three Months Ended September 30,	
	2013	**2012**
Net sales	$183,573	$183,386
Cost of sales	124,457	124,141
Gross profit	59,116	59,245
Selling, general and administrative expenses	41,425	41,384
Restructuring costs	3,806	235
Income from operations	13,885	17,626
Interest expense	560	651
Other (income) expense, net	(454)	36
Total	106	687
Income from continuing operations before income taxes	13,779	16,939
Provision for income taxes	3,666	5,014
Net income from continuing operations	10,113	11,925
Income (loss) from discontinued operations, net of tax	(1,031)	(95)
Net income	$9,082	$11,830
Basic earnings per share:		
Income from continuing operations	$0.80	$0.95
Income (loss) from discontinued operations	(0.08)	(0.01)
Total	$0.72	$0.94
Diluted earnings per share:		
Income from continuing operations	$0.79	$0.93
Income (loss) from discontinued operations	(0.08)	(0.01)
Total	$0.71	$0.92

Standex International Corporation
Condensed Consolidated Balance Sheets

	September 30, 2013	June 30, 2013
ASSETS		
Current assets:		
Cash and cash equivalents	$46,055	$51,064
Accounts receivable, net	101,938	102,268
Inventories	89,840	84,956
Prepaid expenses and other current assets	9,103	7,776
Income taxes receivable	1,420	-
Deferred tax asset	12,378	12,237
Total current assets	260,734	258,301
Property, plant, and equipment, net	94,369	95,020
Goodwill	113,499	111,905
Intangible assets, net	26,264	25,837
Other non-current assets	20,628	19,510
Total non-current assets	254,760	252,272
Total assets	$515,494	$510,573
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$59,246	$69,854
Accrued expenses	50,844	46,981
Income taxes payable	3,603	1,638
Total current liabilities	113,693	118,473
Long-term debt	50,067	50,072
Accrued pension and other non-current liabilities	47,478	51,040
Total non-current liabilities	97,545	101,112
Stockholders' equity:		
Common stock	41,976	41,976
Additional paid-in capital	37,732	37,199
Retained earnings	554,087	546,031
Accumulated other comprehensive loss	(60,116)	(65,280)
Treasury shares	(269,423)	(268,938)
Total stockholders' equity	304,256	290,988
Total liabilities and stockholders' equity	$515,494	$510,573

Standex International Corporation and Subsidiaries
Statements of Consolidated Cash Flows

	Three Months Ended September 30,	
	2013	2012
Cash Flows from Operating Activities		
Net income	$9,082	$11,830
Income (loss) from discontinued operations	(1,031)	(95)
Income from continuing operations	10,113	11,925
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	3,770	3,830
Stock-based compensation	849	803
Non-cash portion of restructuring charge	3,294	-
Contributions to defined benefit plans	(358)	(3,564)
Net changes in operating assets and liabilities	(16,416)	(3,485)
Net cash provided by operating activities - continuing operations	1,252	9,509
Net cash (used in) operating activities - discontinued operations	(309)	(1,241)
Net cash provided by operating activities	943	8,268
Cash Flows from Investing Activities		
Expenditures for property, plant and equipment	(4,250)	(4,905)
Expenditures for acquisitions, net of cash acquired	-	(38,535)
Other investing activities	10	-
Net cash provided by (used in) investing activities	(4,240)	(43,440)
Cash Flows from Financing Activities		
Proceeds from borrowings	17,700	56,000
Payments of debt	(17,700)	(40,000)
Activity under share-based payment plans	72	68
Excess tax benefit from share-based payment activity	1,470	1,694
Cash dividends paid	(1,004)	(876)
Purchase of treasury stock	(3,045)	(5,372)
Net cash provided by (used in) financing activities	(2,507)	11,514
Effect of exchange rate changes on cash	795	713
Net changes in cash and cash equivalents	(5,009)	(22,945)
Cash and cash equivalents at beginning of year	51,064	54,749
Cash and cash equivalents at end of period	$46,055	$31,804

Standex International Corporation
Selected Segment Data

	Three Months Ended September 30,	
	2013	**2012**
Net Sales		
Food Service Equipment	$ 105,344	$ 109,323
Engraving	25,027	23,356
Engineering Technologies	17,265	15,730
Electronics Products	28,144	27,839
Hydraulics Products	7,793	7,138
Total	$ 183,573	$ 183,386
Income from operations		
Food Service Equipment	$ 8,790	$ 13,348
Engraving	4,773	4,552
Engineering Technologies	2,082	1,693
Electronics Products	5,138	3,088
Hydraulics Products	1,174	971
Restructuring	(3,806)	(235)
Corporate	(4,266)	(5,791)
Total	$ 13,885	$ 17,626

Standex International Corporation
Reconciliation of GAAP to Non-GAAP Financial Measures

	Three Months Ended September 30,		
	2013	**2012**	**%Change**
Adjusted income from operations and adjusted net income from continuing operations:			
Income from operations, as reported	$13,885	$17,626	-21.2%
Adjustments:			
Restructuring charges	3,806	235	
Management Transition	136	-	
Acquisition-related costs	-	1,465	
Adjusted income from operations	$17,827	$19,326	-7.8%
Interest and other expenses	(106)	(687)	
Provision for income taxes	(3,666)	(5,014)	
Discrete tax items	155	-	
Tax impact of above adjustments	(1,131)	(518)	
Net income from continuing operations, as adjusted	$13,079	$13,107	-0.2%
EBITDA and Adjusted EBITDA:			
Income from continuing operations before income taxes, as reported	$13,779	$16,939	
Add back:			
Interest expense	560	651	
Depreciation and amortization	3,770	3,830	
EBITDA	$18,109	$21,420	-15.5%
Adjustments:			
Restructuring charges	3,806	235	
Management Transition	136	-	
Acquisition-related costs	-	1,465	
Adjusted EBITDA	$22,051	$23,120	-4.6%
Free operating cash flow:			
Net cash provided by operating activities - continuing operations, as reported	$1,252	$9,509	
Add back: Voluntary pension contribution	-	3,250	
Less: Capital expenditures	(4,250)	(4,905)	
Free operating cash flow	$(2,998)	$7,854	
Net income from continuing operations	10,113	11,925	
Conversion of free operating cash flow	NM	65.9%	

Standex International Corporation

Reconciliation of GAAP to Non-GAAP Financial Measures

Adjusted earnings per share from continuing operations	Three Months Ended September 30,		
	2013	**2012**	**%Change**
Diluted earnings per share from continuing operations, as reported	$0.79	$0.93	-15.1%
Adjustments:			
Restructuring charges	0.21	0.01	
Management Transition	0.01	-	
Acquisition-related costs	-	0.08	
Discrete tax items	0.01	-	
Diluted earnings per share from continuing operations, as adjusted	$1.02	$1.02	0.0%